# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Guild Holdings Co, CIK 0001821160
CUSIP: 40172N107
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 5887 Copley Drive, San Diego, California (CA), 92111
Date of event which requires filing of this statement: 06/17/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000902664-25-002534
Filed by CIK 0001767366
Persons authorized to receive notices and communications: Carlos Portugal, Bayview Asset Management, LLC, 4425 Ponce de Leon Blvd., Coral Gables, Florida (FL), 33146, 305-854-8880; Adriana Schwartz, Esq., Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Bayview MSR Opportunity Master Fund, L.P. (CIK 0001876141): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,457,647; sole dispositive power 0; shared dispositive power 1,457,647; aggregate amount beneficially owned 1,457,647 (6.7% of the class)
- Bayview Asset Management, LLC (CIK 0001767366): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,595,844; sole dispositive power 0; shared dispositive power 1,595,844; aggregate amount beneficially owned 1,595,844 (7.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: Guild Holdings Co
Address of issuer's principal executive offices: 5887 Copley Drive, San Diego, California (CA), 92111
Comment: This Amendment No. 1 (this "Amendment No. 1") to Schedule 13D amends and supplements the Schedule 13D filed on May 23, 2025 (the "Original 13D Filing") by Bayview Asset Management, LLC ("Bayview") and Bayview MSR Opportunity Master Fund, L.P. (together, the "Reporting Persons"), and relates to the shares of Class A common stock, par value $0.01 per share (the "Class A Common Stock" and together with the Class B common stock, par value $0.01 per share, of the Issuer (the "Common Stock")) of Guild Holdings Company, a Delaware corporation (the "Issuer" or the "Company"). Except as set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Merger Agreement

On June 17, 2025, the investment committee of Bayview approved Gulf MSR Holdco, LLC ("Parent") and Gulf MSR Merger Sub Corporation ("Merger Sub") entering into, and Parent and Merger Sub entered into an Agreement and Plan of Merger (the "Merger Agreement") with the Issuer, pursuant to which, subject to the terms and conditions of the Merger Agreement, Parent will acquire the Issuer by merger (the "Merger"). Each of Parent and Merger Sub are indirect wholly owned subsidiaries of Bayview MSR Opportunity Master Fund, L.P. and Bayview MSR Opportunity Master Fund, L.P. has committed to provide equity financing to Parent for purposes of funding payment of the Merger Consideration (described below), subject to the terms and conditions of the Equity Commitment Letter (as defined in the Merger Agreement).

At the closing of the transactions contemplated by the Merger Agreement (the "Closing"), each outstanding share of Common Stock will be converted into the right to receive $20.00 (the "Merger Consideration"), other than the shares of the Class A Common Stock currently held by Bayview MSR Opportunity Master Fund, L.P. In addition, the Board of Directors of the Issuer also intends to authorize a special cash dividend of up to $0.25 per share in 2025 (based on the Issuer's cash on hand) and, if the Closing is not consummated in 2025, quarterly cash dividends of up to $0.25 per share through the consummation of the Closing. The payment of any dividends will not result in an adjustment to the $20.00 per share Merger Consideration.

The Closing is conditioned on obtaining requisite approval of the stockholders of the Issuer (the "Stockholder Approval") and other customary closing conditions. The Stockholder Approval was obtained promptly after execution of the Merger Agreement when McCarthy Capital Mortgage Investors, LLC ("MCMI"), in its capacity as holder of 40,333,019 shares of the Class B common stock, par value $0.01 per share ("Class B Common Stock"), of the Issuer, executed and delivered to the Issuer a written consent adopting the Merger Agreement (the "Written Consent").

If the Merger is consummated, the Common Stock will be delisted from The New York Stock Exchange and will cease to be registered under the Securities Exchange Act of 1934, as amended (the "Act"), and the Issuer will be wholly-owned by Parent.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is included as Exhibit 99.2 herein and incorporated herein by reference.

Support Agreement

As a condition and inducement to Parent's willingness to enter into the Merger Agreement, on June 17, 2025, Parent, the Issuer and MCMI entered into a support agreement (the "Support Agreement"), pursuant to which, among other things, MCMI agreed to (a) execute and deliver the Written Consent promptly after execution of the Merger Agreement and (b) not transfer any shares of Common Stock held by MCMI (subject to customary exceptions). MCMI (and, pursuant to a separate side letter, McCarthy Partners Management, LLC) have also agreed to not solicit any competing Acquisition Proposal (as such term is defined in the Merger Agreement) and be subject to the other customary "no shop" restrictions set forth in the Merger Agreement. The Support Agreement will automatically terminate upon the occurrence of certain events, including a termination of the Merger Agreement.

The foregoing description of the Support Agreement is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is included as Exhibit 99.3 herein and incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 4 of this Amendment No. 1 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.2: Agreement and Plan of Merger, dated as of June 17, 2025, by and among Guild Holdings Company, Gulf MSR Holdco LLC, and Gulf MSR Merger Sub Corporation (filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on June 20, 2025 and incorporated herein by reference).

Exhibit 99.3: Support Agreement, dated as of June 17, 2025, by and among Guild Holdings Company, Gulf MSR Holdco LLC, and McCarthy Capital Mortgage Investors, LLC (filed as Exhibit 2.2 to the Issuer's Current Report on Form 8-K filed on June 20, 2025 and incorporated herein by reference).

## Signatures
- Bayview MSR Opportunity Master Fund, L.P.: /s/ Carlos M. Portugal, By: Bayview Capital GP MSR, LLC, its General Partner, By: Carlos M. Portugal, Senior Vice President (06/20/2025)
- Bayview Asset Management, LLC: /s/ Carlos M. Portugal, Carlos M. Portugal, Senior Vice President (06/20/2025)